UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

EARNINGS RELEASE

1st QUARTER OF 2021 (BR GAAP)

Santander

SANTANDER ANNOUNCES EARNINGS FOR THE FIRST QUARTER OF 2021

São Paulo, April 28th, 2021 – Santander Brasil S.A., a publicly-traded company whose shares are listed on the São Paulo Stock Exchange under the ticker symbols SANB3 (common), SANB4 (preferred) and SANB11 (units), today announces its earnings for the first quarter of 2021 (1Q21).

- **Managerial net profit amounted to R$ 4,012 million, the best quarterly performance, as a result our profitability (ROE) reached 20.9%.**
- **The loan portfolio totaled R$ 424,784 million in March, highlighted by loans to individuals both in the year and in the quarter.**

Sérgio Rial, CEO of Santander Brasil, commented:

"At Santander, we say that the year begins in December, and it was with this feeling that we worked in 1Q21 – mindful of our results, recording six years of profitable growth. We had great business dynamics in March, with record origination in several items, including payroll loans, credit card issuances, as well as goods and consumption financing, to name a few. These factors, combined with our relentless pursuit of efficiency and strong risk model, enabled our profitability to reach 20.9%. The foundation of this accomplishment is that we are constantly building upon a culture that distinguishes us by being deeply committed to society and achieving results the right way. We understand that what defines us, far beyond our brand, is the fact that we are part of an essential category, present in the lives of Brazilians, businesses and companies. Each day, we strive to be the best bank for our customers, with suitable offerings and responsive service. We believe that sustainable results derive from transparent and lasting relationships. We are prepared for different cycles, and we will be together with our customers at all times. This is just the beginning... "


"Santander is my name. It's who I am.."
Sérgio Rial
Gent&
Santander

FINANCIAL HIGHLIGHTS

- Total revenues grew by 6.6% in the year, owing to strong net interest income and fees, both supported by higher transactionality.
- Expenses dropped by 0.5% in the year, along with an efficiency ratio of 35.2%, the best in our history.
- Allowance for loan losses totaled R$ 3,161 million, down by 7.7% in the year, with a cost of credit of 2.6%.
- The over-90-day delinquency ratio was 2.1%, below the 3.0% recorded a year ago.

CONFERENCE CALL | April 28th, 2021 | 10 a.m. (BrT) / 9 a.m. (NYT)

It will be held in English with simultaneous translation into Portuguese

English: **+1 844 204-8942 |** Portuguese: **+55 11 3181-8565 |** Password: **Santander**

WEBCAST (ENG): https://webcastlite.mziq.com/cover.html?webcastId=61b4c90f-4ce8-4079-9059-f38add4cb44f

WEBCAST (PT): https://webcastlite.mziq.com/cover.html?webcastId=073b0274-8dbd-4b74-9cf3-ddfe7c51f083

STRATEGY



Customer Chair", 2020
Santander Brasil administrative headquarters

OUR PEOPLE

Our culture sets us apart due to our commitment to results and society. Our people are the protagonists who make the Santander culture a reality. Accordingly, we are making progress on our diversity agenda, with 29.6% of leadership positions are held by women and 25.8% of employees being black and brown were taken on Santander Academy, with more than half of them being taught by employees, acting as so-called "internal multipliers." In light of current circumstances, we decided to make the full payment of the 13th salary in advance and continued to provide healthcare support through telemedicine to our employees. Swift communication and close leadership are even more critical during this time – the most recent "Café com Rial", which is held monthly, had an online attendance of 42k employees, representing approximately 93% of our total workforce.

DIGITAL

The current environment has demonstrated the enormous reach at our disposal through digital channels, as well as the opportunities they provide. These platforms (institutional portal, Santander app, WAY, internet banking) receive 484 million monthly visits, with apps accounting for 360 million visits per month (+39% YoY). Furthermore, digital channels accounted for 57% of new account openings in March/2021. On the customer service front, in May/20 we released "GENTE", our artificial intelligence channel, which had per month more than 8.2 million interactions and 1.2 million customers served, leading to a 46% drop in calls to our call centers in the period since its launch. (February/21 vs. May/20).

Before digital, GENTE!

484MM VISITS PER MONTH TO OUR DIGITAL CHANNELS

GETNET

The proposal to separate our equity ownership rights in the Getnet subsidiary was approved at the EGM held on March 31st, 2021, strengthening its position as part of the strategy to consolidate a global payment platform. Getnet remains a key strategic partner for us, contributing to our offering, particularly in the SMEs and microentrepreneur segments.

In 1Q21, its active customer base hit 875k, meaning growth of 14% YoY. Total turnover advanced by 47% YoY, owing to increases in both credit (+49% YoY) and debit (+42% YoY) transactions. It is worth noting that one of the primary revenue drivers is e-commerce, in which we estimate to have reached more than 25% market share[1].

RESULTS	2020	1Q21
(R$ million)		
Revenues	**2,172**	**604**
Costs and Expenses	**(1,675)**	**(442)**
Net profit	**359**	**110**

CARDS

In March 2021, we set a record for new customer acquisition, 75% higher than in March of the previous year. Our sales acceleration in this product remains hinged on a better risk profile, which is why account holders were responsible for 79% of this monthly acquisition figure. We emphasize that our continuous customer experience enhancements, such as the development of the WAY app and partnerships, has enabled us to be the only bank among the country's top five to gain market share[2] in the last four years (2016-2020), despite a more competitive landscape. This quarter, total turnover climbed by 14% YoY on the back of stronger credit (+12% YoY) and debit (+18% YoY) transaction volumes. Our market share in credit turnover[3] was 13.8%, the third largest in the country.



ACCOLADES

EUROMONEY BEST BANK AWARDS:

HIGH NET WORTH CLIENTS

ESG IMPACT IN LATIN AMERICA

INTERNATIONAL BANKER 2021 BANKING AWARDS:

BEST COMMERCIAL BANK BRAZIL

BEST CUSTOMER SERVICE PROVIDER SOUTH AMERICA

LATIN FINANCE DEALS OF THE YEAR AWARDS:

DOMESTIC M&A DEAL OF THE YEAR

EQUITY FOLLOW-ON OF THE YEAR

[1] Santander Brasil estimate. [2] Source: Brazilian Central Bank. Loan portfolio criteria. [3] Source: ABECS, as of 4Q20.

SX

We continued to pursue a differentiated strategy through SX, Santander's special PIX offering, which recorded 74.3 million PIX payments sent in the quarter, totaling R$ 75.1 billion and translating into a market share[1] of 14% in 1Q21.

REAL ESTATE

We consolidated our origination of mortgage loans to individuals at a monthly average of approximately R$ 1.8 billion. As a result, our market share[2] in loan origination in this segment rose by 3.8 p.p. in one year to 12%. Furthermore, we saw stronger activity in the corporate segment, leading us to increase loan origination in this market by 10% YoY this quarter. Finally, it should be noted that we are leaders in home equity for individuals lending through our Usecasa product, with a 28% market share[3].

SANTANDER FINANCIAMENTOS – CONSUMER FINANCE

We hold the leadership in auto financing with a 24.9% market share[2] in loans to individuals. This quarter, we reached R$ 2.3 billion in auto loan origination per month. Additionally, we continued to make strides in the goods & services segment, leading to the expansion of our sales force by 3.9x and achieving R$ 1.6 billion in origination in 1Q21, which represents growth of 18.3% in one year. Our Consumer Finance unit is a key driver of cross-selling with the Bank and continues to contribute to new current account openings.



[1] Source: Brazilian Central Bank [2] Source: Brazilian Central Bank, as of February 2021 [3] Source: ABECIP, as of February 2021

SMALL AND MEDIUM-SIZED ENTERPRISES

Account opening through digital channels, which began in the second half of 2020, already accounts for 33% of our new customer acquisitions, with room for growth. Over the quarter, we introduced "GENTE", our artificial intelligence, for business customers. We also highlight the launch of our life and dental insurance offerings, providing a broader range of benefits and coverage. Furthermore, on our digital platforms, the product selection available has been expanded to include premium bonds and "Santander Co-Pilot", which is our online sales and management system for customers.

WHOLESALE (SC&IB)

Our leadership in the segment consolidates our position as one of the best banks for companies, distinguished by the fact that we are the only international bank with full operations in Brazil and more than 315 stores dedicated to corporate customers, in addition to ranking first in foreign exchange for the past eight years. Furthermore, we are the country's leading international bank in stock offerings, having participated in 11 deals worth over R$ 19 billion this quarter. In recent years, we have also made investments to become the go-to bank for agribusiness, and today we have Brazil's largest commodities desk, highlighted by our 78% share in "CBIOS" trading ("Renovabio"). Meanwhile, in infrastructure, we have been leaders in project financing and advisory for the last seven years, and in just one year, we have risen to the top five in energy trading in the country.

Sim | digital lending platform for individuals. The company reached more than 3 million customers, with a loan portfolio of R$ 1.0 billion, translating into a market share of 0.6%.

Santander Auto | auto insurance through a fully-digital experience, with big data-based pricing. The percentage of new Consumer Finance contracts that acquired insurance hit 15%, while recording more than R$ 42 million in written premiums during the quarter.

Ben | company operating in the corporate benefits and expense management industry. Operational indicators continued to perform well, with 357k partner establishments, 293k active cards and 1.7k Human Resources customers.

Toro & Pi | we announced the acquisition[1] of a 60% stake in Toro, contributing with its extensive knowledge in equities, as well as a positive customer experience. These elements, combined with Pi's fixed income expertise, will position us to become a digital brokerage offering a complete range of investment solutions.

emDia | online debt renegotiation platform, with quick registration and easy navigation, available 24 hours a day and 7 days a week. We ended 1Q21 with 4.4 million customers and 243k renegotiation proposals offered in the quarter.

leading the way in new markets

[1] The completion of the deal is subject to the applicable regulatory approvals, which we expect to occur by May/2021

CUSTOMERS

Annual growth in loyal customers continues to outpace the increase in active customers, illustrating our commitment to the strategy.

Our NPS indicator, which measures customer satisfaction, achieved 61 points in 1Q21, remaining at a high level.

NPS 61 points

+3.2 points *(YoY)*



TOTAL ACTIVE CUSTOMERS
million
+7%
26.5
27.9
28.4
Mar-20
Dec-20
Mar-21



LOYAL CUSTOMERS
million
+16%
6.2
6.7
7.2
Mar-20
Dec-20
Mar-21



DIGITAL CUSTOMERS
million
+21%
13.8
15.6
16.6
Mar-20
Dec-20
Mar-21

SUSTAINABLE BUSINESSES

We acknowledge our role as a financial institution in fostering sustainable enterprises, thereby helping society prosper. In this sense, we highlight the following initiatives in 1Q21:

- This quarter, we enabled[1] R$ 18.1 billion in sustainable businesses, with bonds accounting for 74% of this total.
- The Santander Group announced its ambition to achieve net zero carbon emissions by 2050. This goal includes both our own activities, which have been carbon neutral since 2020, as well as customer emissions.
- We began working to make our cards more eco-efficient: we will start using recycled PVC as a raw material, which should result in a 50-ton reduction in plastic waste[2]. In July of this year, the first 1,000 cards will arrive in the hands of our customers, and in six years, we will have changed the entire plastic base that we have on the market.
- We made the first disbursement from the R$ 50 million credit line for cooperatives and agribusiness enterprises in the Amazônia.
- By the end of 2021, we want 100% of our stores to be powered entirely by renewable energy. Furthermore, we anticipate saving 51 tons of paper this year as a result of the adoption of digital billing by our Consumer Finance customers.

SOCIAL BUSINESSES

We have stepped up our efforts to help society in the fight against COVID-19, and continued to move forward with our private social investment strategy through our support programs for children, adolescents, the elderly and entrepreneurs.

- We donated 100k food baskets to the "Brasil sem Fome" campaign. In addition, we are participating in a drive to raise 500k food baskets, in collaboration with our private peers, Itaú and Bradesco.
- We announced the next edition of the "Amigo de Valor" and "Parceiro do Idoso" programs, inviting[3] over 1,900 municipalities to apply. Our goal for "Amigo de Valor" is to support up to 100 projects[4] across the country and expand our presence in the northern region.


SUSTAINABILITY

[1] In 2020, the total amount disbursed was R$ 27 billion. [2] Considering the transition of our entire portfolio into recycled PVC cards.
[3] Selection criteria: commercial presence, number of residents and HDI. [4] A total of 59 projects are currently supported.


RE
SUL
TS

"The results confirm our track record of consistent growth: we witnessed annual double-digit increase in the loan portfolio, with the individuals segment already expanding its share in the first quarter. Revenue showed significant growth on an annual basis, leveraged by greater loyalty and transactionality, as well as seasonality in the quarter. As previously stated, we have a strong efficiency agenda, which has contributed to our expense growth remaining well below inflation. Consequently, we achieved our all-time best efficiency ratio in 1Q21. The loan quality indicators reflect the crop's good performance and illustrate the robustness of our risk models, with delinquency figures lower than a year ago. All these factors culminated in the highest quarterly net profit in our history, at R$ 4,012 million, yielding an ROE of 20.9% for our shareholders."

ANGEL SANTODOMINGO, CFO DO SANTANDER BRASIL

SUMMARY OF THE RESULTS

MANAGERIAL FINANCIAL STATEMENTS[1]	1Q21	1Q20	Var.	4Q20	Var.
(R$ million)			**12M**		**3M**
Net Interest Income	**13,422**	**12,655**	**6.1%**	**12,396**	**8.3%**
Allowance for Loan Losses	(3,161)	(3,424)	-7.7%	(2,883)	9.7%
Net Interest Income after Loan Losses	**10,261**	**9,231**	**11.1%**	**9,513**	**7.9%**
Fees	4,852	4,482	8.2%	5,133	-5.5%
General Expenses	(5,266)	(5,293)	-0.5%	(5,552)	-5.2%
Personnel Expenses + Profit Sharing	(2,249)	(2,353)	-4.4%	(2,194)	2.5%
Administrative Expenses[2]	(3,017)	(2,940)	2.6%	(3,358)	-10.2%
Tax Expenses	(1,094)	(1,053)	3.9%	(1,229)	-11.0%
Investments in Affiliates and Subsidiaries	8	7	5.2%	27	-71.4%
Other Operating Income/Expenses	(2,246)	(1,846)	21.7%	(2,023)	11.1%
Operating Income	**6,514**	**5,529**	**17.8%**	**5,869**	**11.0%**
Non Operating Income	29	36	n.a.	(13)	n.a.
Net Profit before Tax	**6,543**	**5,566**	**17.6%**	**5,856**	**11.7%**
Income Tax and Social Contribution	(2,506)	(1,670)	50.1%	(1,866)	34.3%
Minority Interest	(25)	(43)	-41.2%	(32)	-21.7%
Net Proft[3]	**4,012**	**3,853**	**4.1%**	**3,958**	**1.4%**
Accounting Net Profit	**2,816**	**3,774**	**-25.4%**	**3,859**	**-27.0%**

NII
1Q21
+6.1% *YoY*

EFFICIENCY
1Q21
35.2%
BEST RATIO IN THE INDUSTRY

ROE
1Q21
20.9%

	1Q21	1Q20	Var.	4Q20	Var.
(R$ million)			**12M**		**3M**
BALANCE SHEET (R$ million)					
Loan portfolio	424,784	378,487	12.2%	411,655	3.2%
Individuals	178,391	157,296	13.4%	174,300	2.3%
Consumer finance	61,137	59,132	3.4%	60,256	1.5%
SMEs	55,323	43,083	28.4%	54,593	1.3%
Corporate	129,932	118,976	9.2%	122,505	6.1%
Expanded Loan Portfolio[4]	497,566	463,393	7.4%	512,485	-2.9%
Funding from Clients[5]	446,707	385,393	15.9%	455,751	-2.0%
PERFORMANCE INDICATORS (%)					
Return on average equity excluding goodwill[6] - annualized	20.9%	22.3%	-1.4 p.p.	20.9%	0.0 p.p.
Return on average asset excluding goodwill[6] - annualized	1.6%	1.7%	-0.1 p.p.	1.6%	0.0 p.p.
Efficiency ratio[7]	35.2%	37.2%	-1.9 p.p.	38.8%	-3.6 p.p.
Recurrence ratio[8]	92.1%	84.7%	7.4 p.p.	92.5%	-0.3 p.p.
PORTFOLIO QUALITY INDICATORS (%)					
Delinquency ratio (over 90 days)	2.1%	3.0%	-0.9 p.p.	2.1%	0.0 p.p.
Coverage ratio (over 90 days)	283%	194%	88.9 p.p.	297%	-14.2 p.p.
Delinquency ratio (over 60 days)	2.8%	3.6%	-0.8 p.p.	2.6%	0.2 p.p.
OTHER DATA					
Branches	2,119	2,259	(140)	2,153	(34)
PABs (mini branches)	1,417	1,508	(91)	1,411	6
Own ATMs	12,978	13,108	(130)	12,949	29
Shared ATMs	23,618	23,268	350	23,798	(180)
Employees	44,806	47,192	(2,386)	44,599	207

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 24 and 25.
[2] Administrative expenses exclude 100% of the goodwill amortization expense.
[3] Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 1,032 million in 1Q21, R$ 99 million in 4Q20, R$ 125 million in 1Q20.
[4] Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes and guarantees).
[5] Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, Financial Bills, Certificates of Structured Operations ("COE") and Secured Real Estate Notes ("LIG").
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,006 million in March 2021, R$ 2,019 million in December 2020 and R$ 2,407 million in March 2020.
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries).
[8] Recurrence Ratio: Fees / General Expenses.

NET INTEREST INCOME

(R$ million)	1Q21	1Q20	Var. 12M	4Q20	Var. 3M
Net Interest Income	**13,422**	**12,655**	**6.1%**	**12,396**	**8.3%**
Customers	**11,297**	**10,833**	**4.3%**	**10,645**	**6.1%**
Product Margin	11,154	10,231	9.0%	10,283	8.5%
Average Volume	426,174	363,576	17.2%	416,366	2.4%
Spread (annualized)	10.6%	11.3%	-0.7 p.p.	9.8%	0.8 p.p.
Market Activities	**2,125**	**1,823**	**16.6%**	**1,751**	**21.4%**

Net interest income totaled R$ 13,422 million in the quarter, representing growth of 6.1% in twelve months and 8.3% in three months, fueled by good performances from the customer margin, mainly due to higher volumes, as well as the market margin, which delivered better market operation results, including trading and asset & liability management.

Revenues from customer operations advanced by 4.3% in twelve months, reflecting the higher product margin, owing to the increase in volumes, which offset spread pressure and the product mix impact.

In three months, the margin with customers expanded by 6.1%, attributable to stronger product margin revenues, supported by higher volumes and the product mix effect.

The market margin amounted to R$ 2,125 million in this quarter, up by 16.6% in twelve months and 21.4% in three months, as a result of improved revenues from market operations.

EVOLUTION OF NET INTEREST INCOME
R$ million



11.3%
10.9%
10.2%
9.8%
10.6%
+6.1%
+8.3%
12,655
1,823
10,833
13,620
2,591
11,029
12,432
1,899
10,533
12,396
1,751
10,645
13,422
2,125
11,297
1Q20
2Q20
3Q20
4Q20
1Q21
Customers
Market activities
Spread (Annualized)

FEES – REVENUES FROM BANKING SERVICES

	1Q21	1Q20	Var.	4Q20	Var.
(R$ million)			**12M**		**3M**
Cards and Acquiring	1,528	1,401	9.1%	1,650	-7.4%
Insurance fees	743	749	-0.8%	907	-18.1%
Current Account Services	960	944	1.7%	1,058	-9.2%
Asset Management	332	252	31.7%	277	19.9%
Lending Operations	378	363	4.2%	389	-2.7%
Collection Services	372	375	-0.7%	385	-3.3%
Placement, Custody and Brokerage of Securities	369	259	42.2%	223	64.9%
Other	170	139	22.5%	244	-30.1%
Total	**4,852**	**4,482**	**8.2%**	**5,133**	**-5.5%**

Revenues from banking services and fees came to R$ 4,852 million, climbing by 8.2% in the year, largely attributable to stronger capital markets activity, particularly in securities placement, as well as card revenues, which were boosted by increased population consumption. In three months, these revenues fell by 5.5%, as consequence of the impact of seasonality on some lines, namely cards & acquiring services, and insurance.

Cards and acquiring service fees reached R$ 1,528 million in the quarter, a 9.1% rise in the year, given higher card issuer revenue, on the back of increased turnover. In three months, cards and acquiring service fees dropped by 7.4%, largely explained by the seasonal effect of stronger consumption at the end of the year.

Current account service fees were R$ 960 million, an increase of 1.7% over the same period last year, driven by the expansion of our active customer base and repricing. In three months, these revenues declined by 9.2%, mostly explained by a rise in PIX transactionality.

Insurance fees stood at R$ 743 million in 1Q21, reducing by of 0.8% in the year and 18.1% in the quarter. It is worth noting that we typically have a higher concentration of policy renewals in the fourth quarter of the year, which affects the quarterly comparison basis.

Asset management fees amounted to R$ 332 million, representing a year-on-year rise of 31.7%, thanks to positive contributions from "consórcio" management revenues, in response to greater commercial efforts in this product, and fund management revenues. Relative to the previous quarter, these revenues went up by 19.9%, explained by increased market volatility.

Securities placement, custody and brokerage service fees hit R$ 369 million in the period, growing by 42.2% in the year and 64.9% in the quarter. The performance in both periods derived from stronger securities placement activities.

Other fees totaled R$ 170 million in this quarter, climbing by 22.5% from the same period last year due to an increase in asset appraisals, especially vehicles and properties. In three months, other fees went down by 30.1%.

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

General expenses, including depreciation and amortization (ex-goodwill), were R$ 5,266 million in the quarter, down by 0.5% in yearly terms and significantly lower than the 6.1% inflation[1] recorded in the period. In the quarter, general expenses dropped by 5.2%.

Administrative and personnel expenses, excluding depreciation and amortization, came to R$ 4,569 million in 1Q21, a decrease of 2.1% in the year mostly due to the reduction in personnel expenses. In the quarterly comparison, these expenses fell by 5.6%, given lower administrative expenses.

Personnel expenses, including profit-sharing, stood at R$ 2,249 million in the period, meaning a 4.4% decline in the year, owing to lower employee compensation, labor, and benefit expenses. In three months, personnel expenses rose by 2.5%.

Administrative expenses, excluding depreciation and amortization, amounted to R$ 2,320 million, a slight increase of 0.3% in the year and a decrease of 12.4% in the quarter, both variations owing to outsourced and specialized technical services expenses. Furthermore, due to the concentration of promotional campaigns in the previous quarter, we had lower disbursements for advertising, promotions and marketing expenses.

Depreciation and amortization expenses, excluding the goodwill effect, hit R$ 697 million in the quarter, up by 11.3% in the year. In three months, depreciation and amortization expenses decreased by 1.8%.

	1Q21	1Q20	Var.	4Q20	Var.
(R$ million)			**12M**		**3M**
Outsourced and Specialized Services	633	576	9.9%	838	-24.5%
Advertising, promotions and publicity	114	123	-7.2%	220	-48.1%
Data processing	671	667	0.6%	697	-3.8%
Communications	82	96	-14.8%	104	-21.2%
Rentals	201	209	-4.0%	208	-3.5%
Transport and Travel	24	41	-42.4%	26	-9.9%
Security and Surveillance	142	152	-6.7%	132	7.2%
Maintenance	77	69	10.8%	85	-8.9%
Financial System Services	107	93	15.4%	86	25.1%
Water, Electricity and Gas	49	56	-12.3%	48	1.2%
Material	17	16	9.5%	25	-32.6%
Other	204	216	-5.9%	178	14.2%
Subtotal	**2,320**	**2,314**	**0.3%**	**2,648**	**-12.4%**
Depreciation and Amortization[2]	697	626	11.3%	710	-1.8%
Total Administrative Expenses	**3,017**	**2,940**	**2.6%**	**3,358**	**-10.2%**
Compensation[3]	1,471	1,537	-4.3%	1,428	3.0%
Charges	409	414	-1.2%	374	9.6%
Benefits	343	366	-6.2%	359	-4.4%
Training	11	16	-33.3%	17	-38.8%
Other	15	19	-20.0%	16	-6.2%
Total Personnel Expenses	**2,249**	**2,353**	**-4.4%**	**2,194**	**2.5%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	4,569	4,667	-2.1%	4,842	-5.6%
Total General Expenses	**5,266**	**5,293**	**-0.5%**	**5,552**	**-5.2%**

[1] Source: IBGE: 12-month rolling IPCA inflation up to March 2021 - http://www.ibge.gov.br/. [2] Excluding 100% of goodwill amortization expenses, which amounted to R$ 1,032 million in 1Q21, R$ 99 million in 4Q20 and R$ 125 million in 1Q20. [3] Including profit-sharing

BEST EFFICIENCY RATIO IN OUR HISTORY:

35.2%

IN THE QUARTER, **DROPPING BY 1.9 P.P. IN TWELVE MONTHS.**

This performance evidences our commitment to productivity, which stems from a process-industrialization strategy. Compared to 4Q20, this ratio saw a 3.6 p.p. decline.

EFFICIENCY RATIO


37.2%
35.7%
36.6%
38.8%
35.2%
1Q20
2Q20
3Q20
4Q20
1Q21

OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses resulted in a net expense of R$ 2,246 million in 1Q21, climbing by 21.7% in the year and 11.1% in the quarter.

	1Q21	1Q20	Var.	4Q20	Var.
(R$ million)			**12M**		**3M**
Expenses from credit cards	(864)	(728)	18.7%	(824)	4.8%
Net Income from Capitalization	133	126	5.8%	135	-1.1%
Provisions for contingencies[1]	(520)	(353)	47.5%	(736)	-29.3%
Other	(995)	(891)	11.6%	(597)	66.6%
Other operating income (expenses)	**(2,246)**	**(1,846)**	**21.7%**	**(2,023)**	**11.1%**

[1] Including tax, civil and labor provisions



ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses totaled R$ 3,161 million in 1Q21, a 7.7% drop from the previous year, which can be attributed to the measures implemented throughout 2020, as well as the product mix in the period. As a result, the cost of credit fell to 2.6%, below the 3.2% recorded in 1Q20. On a sequential basis, allowance for loan losses rose by 9.7% owing to the greater contribution of retail segments to loan portfolio growth.

ALLOWANCE FOR LOAN LOSSES (R$ million) AND COST OF CREDIT



6.0%
3.2%
3.1%
2.6%
2.5%
2.6%
-7.7%
+9.7%
6,534
3,424
3,200
2,916
2,883
3,161
3,936
4,045
3,754
3,609
3,914
(513)
(711)
(837)
(727)
(753)
1Q20
2Q20
3Q20
4Q20
1Q21
Income from the Recovery of Written-Off Loans
Extraordinary Provision for Loan Losses
Provision for Loan Losses
Cost of credit w/o extraordinary provision
Cost of credit

Provision for loan losses decreased by 0.6% in the year, influenced by a shift in the product mix over the year, with a larger share of collateralized products. In the quarter, provision for loan losses advanced by 8.4%, as the individual loan portfolio resumed its expansion. The provisioning level evidences the assertiveness of our risk models.

Income from the recovery of written-off loans grew by 46.9% in the year and 3.6% in the quarter. We initiated a robust recovery plan in 2019, which includes the use of data intelligence, digitization and channel integration.

BALANCE SHEET

Total assets reached R$ 978,150 million in March 2021, declining by 2.2% in the year and 2.4%, relative to December 2020. This is attributable to the balance of Other Receivables, following the EGM approval of Santander Brasil's partial spin-off on March 31st, 2021, which resulted in the segregation of shares of its ownership issued by Getnet. As a result, Getnet's portfolio balance was not considered at the closing of March 31st, 2021. Total equity came to R$ 77,763 million in March 2021 or R$ 76,757 million, disregarding the goodwill balance.

ASSETS *(R$ million)*	Mar-21	Mar-20	Var. 12M	Dec-20	Var. 3M
Current Assets and Long-term Assets	**966,346**	**986,524**	**-2.0%**	**988,538**	**-2.2%**
Cash and Cash Equivalents	14,434	13,963	3.4%	19,512	-26.0%
Interbank Investments	79,629	55,568	43.3%	69,698	14.2%
Securities and Derivative Financial Instruments	264,385	238,831	10.7%	266,088	-0.6%
Interbank Accounts	80,348	69,531	15.6%	91,368	-12.1%
Lending Operations	399,832	357,104	12.0%	383,564	4.2%
Other Receivables	125,756	248,875	-49.5%	156,175	-19.5%
Other Assets	1,962	2,652	-26.0%	2,132	-7.9%
Permanent Assets	**11,804**	**13,859**	**-14.8%**	**13,851**	**-14.8%**
Temporary Assets	354	350	0.9%	333	6.3%
Fixed Assets	6,295	7,136	-11.8%	7,047	-10.7%
Intangibles	5,155	6,373	-19.1%	6,472	-20.3%
Total Assets	**978,150**	**1,000,383**	**-2.2%**	**1,002,389**	**-2.4%**
Total Assets (excluding goodwill)	**977,144**	**997,976**	**-2.1%**	**1,000,370**	**-2.3%**

LIABILITIES *(R$ million)*	Mar-21	Mar-20	Var. 12M	Dec-20	Var. 3M
Current Liabilities and Long-term Liabilities	**898,805**	**926,596**	**-3.0%**	**921,915**	**-2.5%**
Deposits	383,441	303,885	26.2%	390,052	-1.7%
Money Market Funding	165,423	146,761	12.7%	154,997	6.7%
Funds from Acceptance and Issuance of Securities	70,726	88,408	-20.0%	70,628	0.1%
Interbank Accounts	1,724	1,506	14.5%	435	296.2%
Interbranch Accounts	4,748	4,857	-2.2%	4,831	-1.7%
Borrowings	71,507	55,606	28.6%	55,012	30.0%
Domestic Onlendings - Official Institutions	12,326	11,249	9.6%	12,748	-3.3%
Derivative Financial Instruments	34,077	33,436	1.9%	36,269	-6.0%
Other Payables	154,832	280,888	-44.9%	196,943	-21.4%
Deferred Income	**358**	**278**	**28.9%**	**356**	**0.7%**
Minority Interest	**1,224**	**1,111**	**10.2%**	**1,151**	**6.3%**
Equity	**77,763**	**72,398**	**7.4%**	**78,968**	**-1.5%**
Total Liabilities	**978,150**	**1,000,383**	**-2.2%**	**1,002,389**	**-2.4%**
Equity (excluding goodwill)	**76,757**	**69,992**	**9.7%**	**76,949**	**-0.3%**

SECURITIES

The securities portfolio was R$ 264,385 million at the end of March 2021, rising by 10.7% in twelve months, driven by the higher the balance of public securities. Compared to December 2020, total securities declined by 0.6%.

SECURITIES *(R$ million)*	Mar-21	Mar-20	Var. 12M	Dec-20	Var. 3M
Public securities	195,203	176,261	10.7%	200,327	-2.6%
Private securities	38,536	30,585	26.0%	32,921	17.1%
Financial instruments	30,646	31,985	-4.2%	32,840	-6.7%
Total	**264,385**	**238,831**	**10.7%**	**266,088**	**-0.6%**

LOAN PORTFOLIO

The loan portfolio amounted to R$ 424,784 million in 1Q21, representing growth of 12.2% in the year (or 11.4% if we disregard the exchange rate fluctuation effect). The balances of all segments increased in comparison to the same period last year, highlighted by individuals, which contributed 46% to the annual change in the overall loan portfolio.

Relative to December 2020, the loan portfolio rose by 3.2% (or up by 2.4% excluding the exchange rate fluctuation). The biggest contributors were the corporate segment, which grew by 6.1%, explained in part by the exchange rate fluctuation, and individuals, which expanded by 2.3%. Disregarding the effect derived from exchange rate fluctuation, the corporate portfolio increased by 3.7%.

The portfolio of deferred loans stood at R$ 36.4 billion in March 2021, given the amortization of R$ 13.4 billion that has taken place since the 2Q20. We continue to rigorously monitor our quality indicators, which remain at satisfactory levels, with the 15-to-90 NPL reaching 5.8%.

The expanded loan portfolio, which includes other credit risk transactions and guarantees, totaled R$ 497,566 million, meaning a 7.4% rise in the year (or 6.7% when we disregard the exchange rate fluctuation). In comparison with December, this portfolio fell by 2.9%, owing to the proposal to separate our equity ownership rights in the Getnet subsidiary which was approved at the EGM. Consequently, the acquiring assets are no longer consolidated into other credit risk transactions.

The balance of the foreign currency portfolio, including dollar-indexed loans, was R$ 35,025 million, down by 18.9% in the year and up by 12.1% in the quarter.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT	Mar-21	Mar-20	Var.	Dec-20	Var.
(R$ million)			12M		3M
Individuals	178,391	157,296	13.4%	174,300	2.3%
Consumer Finance	61,137	59,132	3.4%	60,256	1.5%
SMEs[1]	55,323	43,083	28.4%	54,593	1.3%
Corporate[1]	129,932	118,976	9.2%	122,505	6.1%
Total portfolio	**424,784**	**378,487**	**12.2%**	**411,655**	**3.2%**
Other credit related transactions[2]	72,783	84,906	-14.3%	100,830	-27.8%
Total expanded credit portfolio	**497,566**	**463,393**	**7.4%**	**512,485**	**-2.9%**

[1] Customers in the SMEs and Corporate loan books have shifted segments, causing loan balances in these portfolios to change. As a result, we have reclassified the 2020 information for comparability purposes. [2] (i) Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes and guarantees. (ii) The partial spin-off of Santander Brasil was approved at the EGM held on March 31st, 2021, resulting in the segregation of the shares of its ownership issued by Getnet. Accordingly, the balance of Getnet's portfolio was not taken into account at closing of March 31st, 2021

At the end of March 2021, loans to individuals accounted for 42.0% of the total portfolio balance, meaning an expansion of 0.44 p.p. from March 2020. In addition, the SMEs segment also increased its share by 1.64 p.p. over the same period. On the other hand, the consumer finance and corporate segments saw their shares in the overall portfolio balance drop by 1.23 p.p. and 0.85 p.p., respectively.

VARIATION OF LOAN PORTFOLIO R$ million



411,655
4,091
881
730
7,427
424,784
Dec-20
Individuals
Consumer Finance
SMEs
Corporate
Mar-21

LOAN PORTFOLIO BY PRODUCT

(R$ million)	Mar-21	Mar-20	Var. 12M	Dec-20	Var. 3M
Individuals					
Leasing / Auto Loans[1]	3,990	3,130	27.5%	3,772	5.8%
Credit Card	34,030	31,828	6.9%	36,371	-6.4%
Payroll Loans	49,352	44,375	11.2%	48,086	2.6%
Mortgages	46,473	37,714	23.2%	43,993	5.6%
Agricultural Loans	8,661	7,165	20.9%	8,283	4.6%
Personal Loans / Others	35,885	33,083	8.5%	33,795	6.2%
Total Individuals	**178,391**	**157,296**	**13.4%**	**174,300**	**2.3%**
Consumer Finance	**61,137**	**59,132**	**3.4%**	**60,256**	**1.5%**
Corporate and SMEs					
Leasing / Auto Loans	4,640	4,074	13.9%	4,409	5.2%
Real Estate	1,869	2,454	-23.9%	1,835	1.8%
Trade Finance	35,007	44,823	-21.9%	32,340	8.2%
On-lending	11,314	6,926	63.4%	11,314	0.0%
Agricultural Loans	5,164	6,164	-16.2%	5,364	-3.7%
Working capital / Others	127,262	97,618	30.4%	121,836	4.5%
Total Corporate and SMEs	**185,256**	**162,059**	**14.3%**	**177,098**	**4.6%**
Total Credit	**424,784**	**378,487**	**12.2%**	**411,655**	**3.2%**
Other Credit Risk Transactions with customers[2]	72,783	84,906	-14.3%	100,830	-27.8%
Total Expanded Credit Portfolio	**497,566**	**463,393**	**7.4%**	**512,485**	**-2.9%**

[1] Including consumer finance, the portfolio of auto loans for individuals totaled R$ 55,764 million in March 2021, R$ 55,385 million in December 2020 and R$ 52,861 million in March 2020
[2] Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes and guarantees

LOANS TO INDIVIDUALS

Loans to individuals totaled R$ 178,391 million at the end of 1Q21, representing growth of 13.4% in the year. Mortgage and payroll loans made the most positive contributions during the period, reflecting both our strategy of focusing on collateralized products, as well as the impact of the economic backdrop on consumption. In March 2021, 76% of the total individual loan portfolio (including Santander Financiamentos – Consumer Finance) was backed by collateral. In three months, the portfolio of loans to individuals increased by 2.3%, influenced by mortgage and personal loans.

The mortgage loan portfolio amounted to R$ 46,473 million, expanding by 23.2% in the year and 5.6% in the quarter. In 1Q21, our origination grew by 132% over the same period last year, as a result of our digital experience in lending, competitive rates and increased advertising campaigns. Thank to its high level of origination, the mortgage loan portfolio increased its share in the overall balance of the individuals segment by 2.1 p.p. compared to March 2020.

The payroll loan portfolio reached R$ 49,352 million, rising by 11.2% in the year and 2.6% in the quarter. We continue to prioritize this product due to its risk profile and important role in generating customer loyalty.

The credit card portfolio rose by 6.9% over the previous year, owing to higher turnover in the period, mostly attributed to an increase in the customer base, which was concentrated in account holders. In three months, the portfolio balance dropped by 6.4% partially explained by seasonally stronger sales and consumption at the end of the year, thus affecting the comparison basis.

CONSUMER FINANCE

The consumer finance portfolio, which originates outside the branch network, stood at R$ 61,137 million at the end of 1Q21, growing by 3.4% in the year and 1.5% in the quarter. Of this total portfolio, R$ 51,774 million refers to vehicle financing for individuals, which climbed by 4.1% in the year and 0.3% in the quarter. We continue to be the market leaders in vehicle financing in Brazil, while also expanding our presence in the goods & services segment.

LOAN PORTFOLIO COMPOSITION | March, 2021
(INDIVIDUALS AND CORPORATE & SMES)



Vehicles
Others
11%
89%

The total portfolio of auto loans to individuals, which includes operations carried out by both the financing unit (correspondent banks) as well as by Santander's branch network, came to R$ 55,764 million, up by 5.5% in twelve months and 0.7% in three months.

CORPORATE & SMES LOANS

The corporate & SME loan portfolio amounted to R$ 185,256 million at the end of March 2021, meaning growth of 14.3% in the year (or an increase of 12.5% excluding the exchange rate fluctuation effect). The highlight was working capital, which rose by 30.4% in the year, as consequence of increased demand for liquidity during the pandemic. Additionally, we ended the quarter with a R$ 13.5 billion balance under government-sponsored credit programs. Relative to December 2020, the corporate & SME portfolio advanced by 4.6% or 2.9%, if we were to disregard the exchange rate fluctuation.

The corporate loan portfolio totaled R$ 129,932 million, up by 9.2% in the year (or growth of 6.8% disregarding the exchange rate fluctuation). In three months, this portfolio increased by 6.1% (or up by 3.7% excluding the exchange rate effect). It is worth noting that our loan origination levels in this segment remain higher than they were prior to the pandemic.

The SME loan portfolio hit R$ 55,323 million, a significant rise of 28.4%, due in part to the economic environment and government incentive programs. The SME segment accounts for 89% of our balance in these programs. In three months, the portfolio recorded a 1.3% increase.

CREDIT PORTFOLIO BY RISK LEVEL

We operate in accordance with our risk culture and international good practices, with the aim of protecting our capital and ensuring the profitability of our business. Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our customer and product classification, centered around our retail and wholesale segments. In March 2021, portfolios rated "AA" and "A" accounted for 75.7% of our total loan book.



8%
7%
10%
32%
43%
9%
7%
10%
34%
41%
8%
6%
9%
33%
43%
8%
7%
10%
33%
42%
8%
6%
10%
32%
43%
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
AA
A
B
C
D-H

DELINQUENCY RATIO OVER-90-DAY[1]

The over-90-day delinquency ratio fell by 0.9 p.p. in the year, reaching 2.1% at the end of 1Q21. Both segments experienced decreases, as the indicator continued to benefit from measures implemented during 2020, such as loan payment deferrals, especially among individual customers, as well as from a larger share of lower-risk products in the overall portfolio balance. In three months, this ratio remained stable.



4.0%
3.5%
3.0%
3.0%
3.1%
Individuals
3.0%
2.4%
2.1%
2.1%
2.1%
Total
1.6%
1.2%
0.9%
0.9%
1.0%
SMEs + Corporate
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21

[1] Non-performing loans over 90 days / total loan portfolio (BR GAAP)

DELINQUENCY AMONG INDIVIDUALS
was **3.1%** in March 2021, a 0.9 p.p. decline in the year and growth of 0.1 p.p. in the quarter, given the portfolio expansion.

DELINQUENCY AMONG CORPORATES AND SMES
hit **1.0%**, a decrease of 0.6 p.p. in the year and an increase of 0.1 p.p. in the quarter.

DELINQUENCY RATIO 15-TO-90-DAY[2]

The 15-to-90-day delinquency ratio stood at 3.6% at the end of March 2021, a reduction of 0.5 p.p. in the year, influenced by the drop among individuals. Relative to December 2020, this ratio rose by 0.8 p.p., which is partially explained by early-year seasonality, with higher concentration of spending by the population, and also by the stronger growth of loans to individuals over the period.



6.0%
4.2%
4.6%
4.3%
5.2%
Individuals
4.1%
2.7%
3.1%
2.8%
3.6%
Total
1.6%
1.1%
1.2%
1.1%
1.7%
SMEs + Corporate
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21

[2] Non-performing loans between 15 and 90 days / total loan portfolio (BR GAAP)

DELINQUENCY AMONG INDIVIDUALS
reached **5.2%** falling by 0.8 p.p. in the year and rising by 0.9 p.p. in the quarter.

DELINQUENCY AMONG CORPORATES AND SMES
was **1.7%**, increasing by 0.1 p.p. in the year and 0.6 p.p. in the quarter.

NPL FORMATION

NPL formation totaled R$ 3,268 million in 1Q21, down by 35.1% in the year and 0.2% in the quarter. The NPL formation to loan portfolio ratio hit 0.8% in the quarter, below the 1.4% recorded a year ago and stable in sequential terms, demonstrating the effectiveness of both our risk management and the measures we put in place throughout 2020 in response to the scenario.



1.4%
1.4%
1.0%
0.8%
0.8%
1.2%
0.3%
0.6%
0.8%
0.8%
1Q20
2Q20
3Q20
4Q20
1Q21
NPL Formation / Loan portfolio
NPL Formation w/o renegotiated portfolio / Loan portfolio

Note: NPL Formation is calculated based on changes in the balance of the over-90-day non-performing loan portfolio and the renegotiated loan portfolio, disregarding the portfolio written-off as loss during the period

COVERAGE RATIO *(over 90 days)*

The balance of allowance for loan losses amounted to R$ 25,728 million in March 2021, up by 18.5% in twelve months, influenced by the additional provision of R$ 3.2 billion booked in 2Q20. On the other hand, required provisions advanced by 4.6% in the year, below the loan portfolio growth, which illustrates the quality of our new crop of loans. Compared to 4Q20, allowance for loan losses climbed by 2.6%.

The coverage ratio reached 283% in March 2021, a 88.9 p.p. rise in twelve months, owing to the smaller share of over-90-days non-performing loans, allied to the higher provision balance in the period. In three months, the coverage ratio fell by 14.2 p.p., following the increase in our portfolio of loans to individuals.



194%
272%
307%
297%
283%
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21

RENEGOTIATED LOAN PORTFOLIO *(R$ million)*

Loan renegotiations were R$ 22,881 million in March 2021, growing by 33.8% in twelve months. Last year's downturn in macroeconomic conditions had a negative impact on these activities, which was mitigated by the risk profile of our loan portfolio. In three months, the balance of this portfolio went down by 0.5%. These operations comprise loan agreements that have been renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in previous periods. At the end of the quarter, the coverage ratio of the renegotiated loan portfolio stood at 48.3%.



50.1%
45.9%
43.9%
45.3%
48.3%
17,098
8,565
21,182
9,717
22,912
10,054
22,988
10,412
22,881
11,048
1Q20
2Q20
3Q20
4Q20
1Q21
Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Coverage

FUNDING

	Mar-21	Mar-20	Var.	Dec-20	Var.
(R$ million)			**12M**		**3M**
Demand deposits	39,777	34,024	16.9%	41,821	-4.9%
Saving deposits	63,674	50,185	26.9%	63,307	0.6%
Time deposits	273,990	214,774	27.6%	279,779	-2.1%
Financial Bills	14,112	28,283	-50.1%	16,078	-12.2%
Others[1]	55,154	58,127	-5.1%	54,767	0.7%
Funding from clients	**446,707**	**385,393**	**15.9%**	**455,751**	**-2.0%**

Customer funding totaled R$ 446,707 million at the end of March 2021, advancing by 15.9% over the same period in 2020, explained by a rise in time, savings and demand deposits, reflecting the shift in investor assets toward more stable instruments, which was seen throughout the period. In comparison with December 2020, customer funding fell by 2.0%, owing to a decrease in time and demand deposits due to the seasonal effect of the first quarter of the year.

CREDIT/FUNDING RATIO

	Mar-21	Mar-20	Var.	Dec-20	Var.
(R$ million)			**12M**		**3M**
Funding from customers (A)	**446,707**	**385,393**	**15.9%**	**455,751**	**-2.0%**
(-) Reserve Requirements	(58,742)	(48,174)	21.9%	(58,409)	0.6%
Funding Net of Reserve Requirements	**387,965**	**337,219**	**15.0%**	**397,342**	**-2.4%**
Borrowing and Onlendings	12,326	11,337	8.7%	12,788	-3.6%
Subordinated Debts	14,622	13,342	9.6%	13,120	11.4%
Offshore Funding	84,054	66,916	25.6%	64,371	30.6%
Total Funding (B)	**498,966**	**428,814**	**16.4%**	**487,621**	**2.3%**
Assets under management[2]	379,776	347,603	9.3%	384,650	-1.3%
Total Funding and Asset under management	**878,742**	**776,417**	**13.2%**	**872,271**	**0.7%**
Total Credit (C)	**424,784**	**378,487**	**12.2%**	**411,655**	**3.2%**
C / B (%)	**85.1%**	**88.3%**	**-3.2 p.p.**	**84.4%**	**0.7 p.p.**
C / A (%)	**95.1%**	**98.2%**	**-3.1 p.p.**	**90.3%**	**4.8 p.p.**

The loan portfolio to customer funding ratio came to 95.1% in March 2021, a drop of 3.1 p.p. from March 2020 and an increase of 4.8 p.p. compared to December 2020.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding reached 85.1% at the end of 1Q21, declining by 3.2 p.p. in twelve months and climbing by 0.7 p.p. in three months.

The bank is in a comfortable liquidity situation, with stable funding sources and an adequate funding structure.

EVOLUTION OF FUNDING
R$ billion



98.2%
88.6%
88.1%
90.3%
95.1%
385.4
432.3
451.1
455.8
446.7
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Funding from customers
Loan Portfolio/ Funding from Customers

[1] Including Debentures, Real Estate Credit Notes ("LCI"), Agricultural Credit Notes ("LCA"), Secured Real Estate Notes ("LIG") and Certificates of Structured Operations ("COE"). [2] According to ANBIMA criteria.

BIS RATIO

The BIS ratio was 15.2% at the end of March 2021, representing an increase of 1.4 p.p. in the year, primarily explained by the 14.3% growth in regulatory capital, driven by higher retained earnings in the period and lower capital deductions. Meanwhile, RWA rose by 4.0% over twelve months.

In the quarter, the BIS ratio decreased by 0.1 p.p., attributable to the RWA growth of 4.4%, mostly due to credit risk, as a result of the loan portfolio expansion during the period.

The ratio exceeds by 5.0 p.p. the sum of the minimum Regulatory Capital and Conservation Capital requirements. The capital requirement is 10.25%, with a minimum regulatory capital of 8.0% + conservation capital of 1.25% + additional CET1 for systemically important financial institutions of 1.0%. Tier I Capital reached 8.25% and CET1 stood at 6.75%.


13.8%
14.4%
14.9%
15.3%
15.2%
11.4%
11.9%
12.3%
12.9%
12.6%
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
CET1
BIS

OWN RESOURCES AND BIS	Mar-21	Mar-20	Var.	Dec-20	Var.
(R$ million)			**12M**		**3M**
Tier I Regulatory Capital	80,059	69,778	14.7%	77,572	3.2%
CET1	72,732	63,092	15.3%	71,006	2.4%
Additional Tier I	7,327	6,686	9.6%	6,565	11.6%
Tier II Regulatory Capital	7,295	6,656	9.6%	6,554	11.3%
Adjusted Regulatory Capital (Tier I and II)	**87,354**	**76,434**	**14.3%**	**84,126**	**3.8%**
Risk Weighted Assets (RWA)	**575,643**	**553,665**	**4.0%**	**551,569**	**4.4%**
Credit Risk Capital requirement	500,591	483,713	3.5%	478,304	4.7%
Market Risk Capital requirement	20,200	19,831	1.9%	15,846	27.5%
Operational Risk Capital requirement	54,852	50,121	9.4%	57,419	-4.5%
Basel Ratio	**15.2%**	**13.8%**	**1.4 p.p.**	**15.3%**	**-0.1 p.p.**
Tier I	**13.9%**	**12.6%**	**1.3 p.p.**	**14.1%**	**-0.2 p.p.**
CET1	12.6%	11.4%	1.2 p.p.	12.9%	-0.2 p.p.
Tier II	**1.3%**	**1.2%**	**0.1 p.p.**	**1.2%**	**0.1 p.p.**



FREE FLOAT

Santander Brasil has a free float of 9.91% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão, under the tickers SANB3 (common shares), SANB4 (preferred shares) and SANB11 (units). Our unit is composed by one common share and one preferred share.

Our shares are also listed in the New York Stock Exchange (NYSE) under the ticker BSBR.

OWNERSHIP STRUCTURE | FREE-FLOAT BREAKDOWN[1]

	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,445,229	90.22%	3,278,565	89.10%	6,723,794	89.67%
Treasury Shares	15,821	0.41%	15,821	0.43%	31,642	0.42%
Free Float	357,645	9.37%	385,450	10.47%	743,095	9.91%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of March 31st, 2021. [2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.

FREE-FLOAT (Mar-2021)



Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE
26.3%
34.4%
39.3%

STOCK PERFORMANCE

STOCK PRICE EVOLUTION[1] | BASE 100



222.6
199.8
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
SANB11
IBOV

[1] Historical prices excluding dividends and interest on capital. Source: Bloomberg.

The chart above shows that a R$100 investment in Santander Brasil's unit shares on December 30th, 2016 would have grown to R$222.6 on March 31st, 2021, considering reinvestments of dividend and interest on capital payments.

Our market cap was R$ 147.8 billion in March 2021, up by 48.6% over the same period of 2020 and down by 11.6% compared to December 2020.

EARNINGS DISTRIBUTION

The distribution of R$ 3.0 billion in dividends for the first quarter of 2021 was approved on April 27th, 2021, to be paid starting on June 02nd, 2021.

CMN Resolution No. 4,885, of December 23, 2020, prohibits the institutions authorized to operate by the Central Bank of Brazil to remunerate their own capital above the highest of: i) 30% of the adjusted net profit under the terms of item I of article 20 of Law No. 6,404 / 76; or ii) minimum mandatory dividends established by article 202 of Law No. 6,404 / 76, including in the form of Interest on Equity, until December 31, 2020.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

MANAGERIAL RESULTS RECONCILIATION	1Q21	Reclassifications					1Q21
(R$ milhões)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**11,317**	**2,394**	**(294)**	**-**	**-**	**5**	**13,422**
Allowance for Loan Losses	(3,377)	-	221	-	-	(5)	(3,161)
Net Interest Income after Loan Losses	**7,940**	**2,394**	**(74)**	**-**	**-**	**-**	**10,261**
Fees	4,852	-	-	-	-	-	4,852
General Expenses	(5,826)	-	-	1,032	(472)	-	(5,266)
Personnel Expenses	(1,778)	-	-	-	(472)	-	(2,249)
Administrative Expenses	(4,048)	-	-	1,032	-	-	(3,017)
Tax Expenses	(750)	(345)	-	-	-	-	(1,094)
Investments in Affiliates and Subsidiaries	8	-	-	-	-	-	8
Other Operating Income/Expenses	(2,320)	-	74	-	-	-	(2,246)
Operating Income	**3,905**	**2,050**	**-**	**1,032**	**(472)**	**-**	**6,514**
Non Operating Income	29	-	-	-	-	-	29
Net Profit before Tax	**3,934**	**2,050**	**-**	**1,032**	**(472)**	**-**	**6,543**
Income Tax and Social Contribution	(620)	(2,050)	-	-	-	164	(2,506)
Profit Sharing	(472)	-	-	-	472	-	-
Minority Interest	(25)	-	-	-	-	-	(25)
Net Profit	**2,816**	**(0)**	**-**	**1,032**	**-**	**164**	**4,012**

MANAGERIAL RESULTS RECONCILIATION	1Q20	Reclassifications					1Q20
(R$ milhões)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**(456)**	**12,826**	**(148)**	**-**	**-**	**434**	**12,655**
Allowance for Loan Losses	(3,586)	-	144	-	-	18	(3,424)
Net Interest Income after Loan Losses	**(4,042)**	**12,826**	**(4)**	**-**	**-**	**452**	**9,231**
Fees	4,482	-	-	-	-	-	4,482
General Expenses	(4,938)	-	-	125	(479)	-	(5,293)
Personnel Expenses	(1,874)	-	-	-	(479)	-	(2,353)
Administrative Expenses	(3,065)	-	-	125	-	-	(2,940)
Tax Expenses	(526)	(527)	-	-	-	-	(1,053)
Investments in Affiliates and Subsidiaries	7	-	-	-	-	-	7
Other Operating Income/Expenses	(1,498)	-	4	-	-	(352)	(1,846)
Operating Income	**(6,515)**	**12,299**	**-**	**125**	**(479)**	**100**	**5,529**
Non Operating Income	205	-	-	-	-	(169)	36
Net Profit before Tax	**(6,310)**	**12,299**	**-**	**125**	**(479)**	**(69)**	**5,566**
Income Tax and Social Contribution	10,606	(12,299)	-	-	-	22	(1,670)
Profit Sharing	(479)	-	-	-	479	-	-
Minority Interest	(43)	-	-	-	-	-	(43)
Net Profit	**3,774**	**(0)**	**-**	**125**	**-**	**(46)**	**3,853**

MANAGERIAL RESULTS RECONCILIATION	4Q20	Reclassifications					4Q20
(R$ milhões)	**Accounting**	**Exchange Hedge[1]**	**Credit Recovery[2]**	**Amort. of goodwill[3]**	**Profit Sharing**	**Other events[4]**	**Managerial**
Net Interest Income	**17,268**	**(4,708)**	**(121)**	**-**	**-**	**(43)**	**12,396**
Allowance for Loan Losses	(2,975)	-	49	-	-	43	(2,883)
Net Interest Income after Loan Losses	**14,293**	**(4,708)**	**(72)**	**-**	**-**	**-**	**9,513**
Fees	5,133	-	-	-	-	-	5,133
General Expenses	(5,214)	-	-	99	(437)	-	(5,552)
Personnel Expenses	(1,757)	-	-	-	(437)	-	(2,194)
Administrative Expenses	(3,457)	-	-	99	-	-	(3,358)
Tax Expenses	(1,690)	460	-	-	-	-	(1,229)
Investments in Affiliates and Subsidiaries	27	-	-	-	-	-	27
Other Operating Income/Expenses	(2,095)	-	72	-	-	-	(2,023)
Operating Income	**10,455**	**(4,248)**	**-**	**99**	**(437)**	**-**	**5,869**
Non Operating Income	(13)	-	-	-	-	-	(13)
Net Profit before Tax	**10,441**	**(4,248)**	**-**	**99**	**(437)**	**-**	**5,856**
Income Tax and Social Contribution	(6,114)	4,248	-	-	-	-	(1,866)
Profit Sharing	(437)	-	-	-	437	-	-
Minority Interest	(32)	-	-	-	-	-	(32)
Net Profit	**3,859**	**0**	**-**	**99**	**-**	**-**	**3,958**

[1] **Foreign Exchange Hedge:** under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment results in exchange rate exposure to taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this exchange exposure arising from investments abroad (branches and subsidiaries)
[2] **Credit Recovery:**
Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted
Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided
[3] **Amortization of Goodwill:** reversal of goodwill amortization expense
[4] **Other events:**

2020
1Q20:
Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments
Net Interest Income and Other Operating Income and Expenses: reclassification between the lines referring to derivative instruments
Other Operating Income and Expenses: extraordinary expense of R$ 100MM for donations and support to our customers and society due to COVID-19
4Q20:
Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in asset valuation related to the impairment of securities

2021
1Q21:
Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments
Income Tax and Social Contribution: write-off of tax credit related to tax loss and negative CSLL tax base, as a result of the partial spin-off of Banco Santander

BALANCE SHEET

ASSETS	Mar-21	Mar-20	Var.	Dec-20	Var.
(R$ million)			**12M**		**3M**
Current Assets and Long-term Assets	**966,346**	**986,524**	**-2.0%**	**988,538**	**-2.2%**
Cash and Cash Equivalents	**14,434**	**13,963**	**3.4%**	**19,512**	**-26.0%**
Interbank Investments	**79,629**	**55,568**	**43.3%**	**69,698**	**14.2%**
Money Market Investments	56,777	40,900	38.8%	62,602	-9.3%
Interbank Deposits	5,897	5,699	3.5%	5,907	-0.2%
Foreign Currency Investments	16,955	8,969	89.0%	1,189	1326.1%
Securities and Derivative Financial Instruments	**264,385**	**238,831**	**10.7%**	**266,088**	**-0.6%**
Own Portfolio	85,227	66,200	28.7%	106,273	-19.8%
Subject to Repurchase Commitments	117,346	112,693	4.1%	96,538	21.6%
Posted to Central Bank of Brazil	974	1,717	-43.2%	880	10.8%
Pledged in Guarantees	23,431	19,425	20.6%	22,704	3.2%
Other	37,406	38,796	-3.6%	39,694	-5.8%
Interbank Accounts	**80,348**	**69,531**	**15.6%**	**91,368**	**-12.1%**
Restricted Deposits:	59,103	48,486	21.9%	58,767	0.6%
-Central Bank of Brazil	58,742	48,174	21.9%	58,409	0.6%
-National Housing System	361	312	15.6%	358	0.9%
Other	21,245	21,045	0.9%	32,601	-34.8%
Lending Operations	**399,832**	**357,104**	**12.0%**	**383,564**	**4.2%**
Lending Operations	425,560	378,808	12.3%	408,632	4.1%
Lending Operations Related to Assignment	-	-	n.a.	-	n.a.
(Allowance for Loan Losses)	(25,728)	(21,704)	18.5%	(25,067)	2.6%
Other Receivables	**125,756**	**248,875**	**-49.5%**	**156,175**	**-19.5%**
Foreign Exchange Portfolio	57,454	179,081	-67.9%	91,439	-37.2%
Income Receivable	40,274	42,986	-6.3%	39,921	0.9%
Other	28,028	26,808	4.6%	24,816	12.9%
Other Assets	**1,962**	**2,652**	**-26.0%**	**2,132**	**-7.9%**
Permanent Assets	**11,804**	**13,859**	**-14.8%**	**13,851**	**-14.8%**
Temporary Assets	**354**	**350**	**0.9%**	**333**	**6.3%**
Fixed Assets	**6,295**	**7,136**	**-11.8%**	**7,047**	**-10.7%**
Intangibles	**5,155**	**6,373**	**-19.1%**	**6,472**	**-20.3%**
Goodwill net of amortization	1,006	2,407	-58.2%	2,019	-50.2%
Other Assets	4,149	3,966	4.6%	4,453	-6.8%
Total Assets	**978,150**	**1,000,383**	**-2.2%**	**1,002,389**	**-2.4%**
Total Assets (excluding goodwill)	**977,144**	**997,976**	**-2.1%**	**1,000,370**	**-2.3%**

LIABILITIES (R$ million)	Mar-21	Mar-20	Var. 12M	Dec-20	Var. 3M
Current Liabilities and Long-term Liabilities	**898,805**	**926,596**	**-3.0%**	**921,915**	**-2.5%**
Deposits	**383,441**	**303,885**	**26.2%**	**390,052**	**-1.7%**
Demand Deposits	39,777	34,024	16.9%	41,821	-4.9%
Savings Deposits	63,674	50,185	26.9%	63,307	0.6%
Interbank Deposits	6,000	4,903	22.4%	5,145	16.6%
Time Deposits and Others	273,990	214,774	27.6%	279,779	-2.1%
Money Market Funding	**165,423**	**146,761**	**12.7%**	**154,997**	**6.7%**
Own Portfolio	115,471	104,990	10.0%	96,713	19.4%
Third Parties	3,018	11,190	-73.0%	6,283	-52.0%
Free Portfolio	46,934	30,581	53.5%	52,001	-9.7%
Funds from Acceptance and Issuance of Securities	**70,726**	**88,408**	**-20.0%**	**70,628**	**0.1%**
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	54,376	71,666	-24.1%	57,668	-5.7%
Funding from Certificates of Structured Operations	2,585	3,779	-31.6%	2,384	8.4%
Securities Issued Abroad	12,547	11,398	10.1%	9,399	33.5%
Other	1,218	1,565	-22.2%	1,176	3.6%
Interbank Accounts	**1,724**	**1,506**	**14.5%**	**435**	**296.2%**
Interbranch Accounts	**4,748**	**4,857**	**-2.2%**	**4,831**	**-1.7%**
Borrowings	**71,507**	**55,606**	**28.6%**	**55,012**	**30.0%**
Domestic Onlendings - Official Institutions	**12,326**	**11,249**	**9.6%**	**12,748**	**-3.3%**
National Economic and Social Development Bank (BNDES)	7,688	6,006	28.0%	7,893	-2.6%
National Equipment Financing Authority (FINAME)	4,311	4,673	-7.7%	4,475	-3.7%
Other Institutions	326	570	-42.7%	380	-14.1%
Derivative Financial Instruments	**34,077**	**33,436**	**1.9%**	**36,269**	**-6.0%**
Other Payables	**154,832**	**280,888**	**-44.9%**	**196,943**	**-21.4%**
Foreign Exchange Portfolio	56,767	185,322	-69.4%	84,876	-33.1%
Tax and Social Security	5,999	6,499	-7.7%	7,308	-17.9%
Debt Instruments Eligible to Compose Capital	14,622	13,342	9.6%	13,120	11.4%
Other	77,444	75,724	2.3%	91,639	-15.5%
Deferred Income	**358**	**278**	**28.9%**	**356**	**0.7%**
Minority Interest	**1,224**	**1,111**	**10.2%**	**1,151**	**6.3%**
Equity	**77,763**	**72,398**	**7.4%**	**78,968**	**-1.5%**
Total Liabilities	**978,150**	**1,000,383**	**-2.2%**	**1,002,389**	**-2.4%**
Equity (excluding goodwill)	**76,757**	**69,992**	**9.7%**	**76,949**	**-0.3%**

CARDS

TURNOVER[1]
(R$ billion)


57.4
47.3
61.7
75.5
65.5
19.2
15.6
21.2
27.3
22.8
38.2
31.7
40.6
48.2
42.8
1Q20
2Q20
3Q20
4Q20
1Q21
Credit
Debit

TRANSACTIONS
(million)


617.4
541.1
677.7
734.3
707.4
292.1
266.7
347.2
364.4
365.9
325.3
274.4
330.5
369.8
341.6
1Q20
2Q20
3Q20
4Q20
1Q21
Credit
Debit

GETNET

TPV
(R$ billion)


59.2
52.5
68.7
93.3
86.8
22.5
18.4
26.7
38.2
32.0
36.7
34.1
42.0
55.1
54.8
1Q20
2Q20
3Q20
4Q20
1Q21
Credit
Debit

TRANSACTIONS
(million)


683.4
538.4
692.9
892.0
873.0
375.4
289.1
392.1
516.2
483.1
308.0
249.4
300.8
375.9
389.9
1Q20
2Q20
3Q20
4Q20
1Q21
Credit
Debit

[1] Cards turnover do not include withdrawal transactions, it only considers purchase volumes.

REAL ESTATE

LOAN PORTFOLIO EVOLUTION
(R$ billion)


40.2
45.8
48.3
6%
4%
4%
94%
96%
96%
Mar-20
Dec-20
Mar-21
Corporate & SMEs
Individuals

DISTRIBUTION CHANNEL[1]


13%
30%
5%
52%
Brokers
Transfers to Homebuilders
Branches
Digital

LOAN TO VALUE[2]


63%
50%
65%
52%
67%
52%
1Q20
4Q20
1Q21
Origination (quartely average)
Loan Portfolio

CONSUMER FINANCE

TOTAL VEHICLE PORTFOLIO FOR INDIVIDUALS[3] BY CHANNEL
(R$ billion)


52.9
51.9
53.0
55.4
55.8
3.1
3.2
3.4
3.8
4.0
49.7
48.7
49.6
51.6
51.8
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Internal channel
Santander Financiamentos

NUMBER OF MONTHLY SIMULATIONS BY +NEGÓCIOS | VEHICLES
(thousands)


1,675
2,509
1,728
1,587
1,497
1Q20
2Q20
3Q20
4Q20
1Q21

[1] Individuals' origination. [2] Ratio between Loans and Collateral Value. [3]Vehicle portfolio for Individuals and Companies, Individuals' portfolio is generated by the internal channel as well as by the Individuals' portfolio from the Consumer Finance segment